Hogan Lovells US LLP Park Place II 7930 Jones Branch Drive, Ninth Floor McLean, VA 22102 T +1 703.610.6100 F +1 703.610.6200 www.hoganlovells.com September 14, 2015

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0407

Attn: Ivan Griswold

Re:	SecureWorks Holding Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 28, 2015

CIK No. 0001468666

Ladies and Gentlemen:

SecureWorks Holding Corporation (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “draft registration statement”) contained in the staff’s letter to the Company dated August 10, 2015. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

Together with its submission of this letter, the Company hereby submits on a confidential basis amendment no. 2 to the draft registration statement (the “amended draft registration statement”), which contains changes made in response to the staff’s comments, as well as certain updated information. We also are enclosing copies of the amended draft registration statement marked to show all changes to amendment no. 1 to the draft registration statement submitted on July 28, 2015. The marked copies have been annotated to identify by cross-references to the applicable staff comment the location in the prospectus of the information provided in response to that comment.

“If we are not able to maintain and enhance our brand ...,” page 22

1.

We note your response to prior comment 6 where you state that you “will have only limited rights to continue marketing [your] services under the Dell name and brand after this offering.” Please further revise your disclosure here and in Business to elaborate on

Securities and Exchange Commission

September 14, 2015

the nature of the “limited rights” you will have in this regard; in particular, please state with more specificity whether you will retain the right to market yourself under your existing trade name, and to the extent you retain this right, your intentions in this regard.

In response to the staff’s comment, the Company has revised the referenced disclosure on page 22 of the amended draft registration statement, as well as the disclosure on page 102 under “Business,” to provide additional information regarding the rights that the Company will have to market its services under the Dell name and brand after the offering. In addition, the Company has included disclosure on page 127 under “Certain Relationships and Related Transactions,” which describes the trademark license agreement between the Company and Dell Inc. that will govern the Company’s use of the Dell name and brand. The trademark license agreement will be filed as an exhibit to the registration statement when it has been executed by the parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

First quarter of Fiscal 2016 compared to first quarter of Fiscal 2015

Revenue, page 61

2.	You disclose that revenue on a GAAP basis for fiscal 2016 and fiscal 2015 includes the impact of purchase accounting adjustments related to deferred revenue for Dell’s going-private transaction. However, your discussion and analysis regarding non-GAAP revenues goes on to explain the underlying reasons for the fluctuation in non-GAAP revenues. This presentation appears to place greater emphasis on non-GAAP revenues. Please revise your discussion here and throughout your MD&A to discuss your GAAP results with equal or greater prominence than the respective non-GAAP measure. Please refer to Item 10(e)(1) of Regulation S-K.

In response to the staff’s comment, the Company has revised the disclosures throughout the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 61 of the amended draft registration statement, to discuss its GAAP results with equal or greater prominence than the relevant non-GAAP financial measures.

Business

Delivery Options for Managed Security Services, page 90

3.

In your response to prior comment 8, you indicate that you are not currently aware of material trends relating to the various delivery options for your subscription service offerings, and you state that disclosing quantitative information related specifically to delivery options will not enhance investors’ understanding of the company’s business and

Securities and Exchange Commission

September 14, 2015

results of operations. Nonetheless, it appears that your current descriptions of delivery options in Business would be enhanced by explaining, in quantitative or qualitative terms, the impact that delivery selection has on your revenues and operations. Please revise to provide additional information in this regard, or advise.

In response to the staff’s comment, the Company has revised the disclosure on page 94 of the amended draft registration statement to include the referenced information.

4.	Please also revise to disclose that clients can have multiple types of service delivery options and often migrate between a managed, co-managed or monitored solution in response to changing circumstances, as you state in your response to prior comment 8.

In response to the staff’s comment, the Company has revised the disclosure on page 93 of the amended draft registration statement to include the referenced information.

SecureWorks Corp. 2015 Long-Term Incentive Plan, page 111.

5.	We note your response to prior comment 4. It appears you should revise your description of the SecureWorks Corp. 2015 Long-Term Incentive Plan to reflect the change in the name of the registrant. Please revise or advise.

In response to the staff’s comment, the Company has revised the referenced disclosure under “Executive Compensation – Benefit Plans – SecureWorks Corp. 2015 Long-Term Incentive Plan,” beginning on page 115 of the amended draft registration statement, to reflect the change in the name of the registrant.

Combined Financial Statements

Notes to Combined Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-12

6.	We note your response to prior comment 24 that installation fees are non-refundable and do not have stand-alone value to the client. Please tell us what consideration was given to the guidance in footnote 39 of SAB Topic 13.A.3.f in determining to recognize the revenues for installation fees over the life of the related agreement rather than the life of the customer relationship. Please tell us the amount of revenues for installation fees recognized during the periods presented and tell us the average length of time for customer relationships. You note that installation services are sold only in conjunction with subscription services, which apparently suggests that the installation fees do not have stand-alone value. Please explain further why you believe that since you sell the services separately they do not meet the separate unit of accounting condition of ASC 605-25-25-5a for stand-alone value.

Securities and Exchange Commission

September 14, 2015

In response to the first part of the staff’s comment, the Company notes that it considered the guidance in footnote 39 of SAB Topic 13.A.3.f to determine whether the revenue recognition period for installation fees should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front installation fees. In general, the Company’s renewal contractual agreements may include an element of new hardware and related installation. In addition, as clients renew their subscription models, they may elect a different delivery model for their subscription services, which affects the level of installation services provided. Therefore, the Company has concluded that its clients do not continue to benefit from the up-front installation beyond the original contract period, and accordingly the Company recognizes revenue for installation services ratably over the term of the arrangement.

The installation fees for the successor periods ended May 1, 2015, January 30, 2015 and January 31, 2014 were $2.1 million, $4.6 million and $2.2 million, respectively. The installation fees for the predecessor periods ended October 28, 2013 and February 1, 2013 were $3.3 million and $4.7 million, respectively. The Company’s subscription agreements typically range from one to three years in duration and, as of May 1, 2015, averaged two years in duration. The Company’s solutions are designed to be flexible and scalable. As their security needs evolve, clients may expand their subscription services or enter into professional services contracts. Therefore, the length of the Company’s client relationships can vary over time depending on a number of factors.

In response to the final part of the staff’s comment, the Company notes that its subscription services arrangements typically include security services, the associated hardware appliance, up-front installation fees and maintenance agreements, all of which typically are deferred and recognized over the life of the related agreement. In accordance with ASC 605-25-25-5a, the Company has determined that the installation fees do not have value to the customer on a stand-alone basis. Installation fees have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered items on a stand-alone basis. The Company’s installation fees are related to installation of the Company’s proprietary hardware appliances and commencement of subscription services. Therefore, while security services may be sold separately by other vendors, the Company’s suite of services, including proprietary hardware and associated installation, is not sold by other vendors. The Company does not sell installation services separately to clients without subscription services. Additionally, the client would not be able to resell the installation services on a stand-alone basis. This indicates that the installation fees do not have stand-alone value pursuant to ASC 605-25 and would not qualify as a separate unit of accounting.

Securities and Exchange Commission

September 14, 2015

Note 5 - Commitments and Contingencies, page F-18

7.	In your response to prior comment 28 you indicate that the disclosed unresolved matter is the company’s only pending proceeding. On page F-36 you disclose that the allocations from Dell for the first three months of fiscal 2016 include $1.2 million related to legal proceedings. Please describe for us the basis for this allocation, including the legal proceeding to which it relates, and tell us whether there are any other pending matters with Dell for which the company may have a loss exposure.

During the first quarter of fiscal 2016, the Company incurred $1.2 million in professional fees directly related to the legal proceeding discussed in “Note 3— Commitments and Contingencies” on page F-36 of the amended draft registration statement. Other than this legal matter, there are no other legal proceedings pertaining to the operations of the Company for which the Company may have a loss exposure. In response to the staff’s comment, the Company has revised the disclosures on pages 56, 123, F-36 and F-37 of the amended draft registration statement to clarify these points.

Condensed Combined Financial Statements

Notes to Combined Financial Statements

Note 6 – Subsequent Events, page F-38

8.	We note your disclosure that upon closing of the initial public offering, the convertible notes will automatically convert into Class A common stock shares at a conversion price per share equal to 80% of the initial public offering price per share. Please tell us your consideration as to the existence of a beneficial conversion feature for these notes that could be considered a deemed dividend. Refer to paragraphs 25-4 to 25-6 of ASC 47020-25 and to SAB Topic 1.B.3.

In response to the staff’s comment, the Company notes that it has evaluated the existence of a beneficial conversion feature for the convertible notes under the applicable guidance, including the guidance referred to by the staff, and has determined that the conversion provision is economically more similar to a put option than to a conversion option. The convertible notes contain a mandatory conversion feature automatically triggered by the closing of the initial public offering, which constitutes a conditional obligation to redeem the note at a fixed conversion ratio based on the ultimate public offering price of a share of the Company’s Class A common stock in the offering, resulting in the issuance of a variable number of shares of the Class A common stock. The note holders do not participate in the underlying equity until the conversion occurs. Consequently, the feature was determined not to be a beneficial conversion feature, but rather a put-like feature pursuant to which the instrument will be contingently settled in Class A common stock at the outstanding principal value plus a premium.

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Securities and Exchange Commission

September 14, 2015

If the staff has any questions or requires additional information concerning the amended draft registration statement or related matters, please contact the undersigned at (703) 610-6189 or, in my absence, Richard Parrino of our firm at (202) 637-5530.

Very truly yours,

/s/ Kevin K. Greenslade

Kevin K. Greenslade

Enclosures

cc (w/encl):	Michael R. Cote
President and Chief Executive Officer
SecureWorks Holding Corporation

Janet B. Wright
Vice President-Corporate, Securities
& Finance Counsel
Dell Inc.